MASTERWORKS

🖼️ **Launching Now** 🖼️ **| Avery Singer (△ 44.9% | △ 160.2% | $2.44M)**

MASTERWORKS



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AVERY SINGER
TOP SELLING ARTIST
Our last offering from Singer sold out in just under 2 hours
BOOMING MARKET
10/10 of Singer's Auction Records have been set since 2021
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73% SOLD OUT

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Why We Like This Painting

Surging Demand

Singer's top 10 price records at auction have all been set since 2021, with **6 of her top 10** price records achieved in 2022 and 2023.



Similar Composition to Top Auction Sales

Singer's top records are led by **similar large-format shadow paintings:** "Happening", sold for $5.25M, "Untitled (Tuesday)", sold for $4.49M at Christie's, and "Untitled", sold for $4.14M.



"Happening" (2014)
Her $5.25M Auction Record
"Untitled" (2016)
Our $2.6M Offering

Quick To Sell Out

The last offering by Singer that was brought to the Masterworks platform sold out in **just under 2 hours**.


Previous Singer Offering
Sold In Less Than 2 Hours

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About Singer

Blue-Chip Representation

In 2020, Singer signed with Hauser & Wirth, becoming the **youngest artist** to be represented by the influential mega-gallery.



Globally Acclaimed

Her work is included in **several renowned collections**, including the Institute of Contemporary Art in Miami, the Art Institute of Chicago, the Whitney Museum in New York, and the Stedelijk Museum in Amsterdam.



Unique Artistic Style

Singer is recognized for her unique approach that **merges traditional painting techniques with digital technology**.



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Important Disclosures

Initial Price Offering is $2,442,000

More information on the Offering Circular can be found at sec.gov

1. The historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Avery Singer with the following criteria: Works ranging between 60 by 60 inches and 120 by 120 inches in size from Singer's predominantly black-and-white shadow style, excluding works with multiple vignettes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 44.9% CAGR implied from selected sales occurring from November 15, 2018 to May 28, 2023.

2. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Avery Singer have a record price compound annual growth rate (“CAGR”) of 160.2% from October 6, 2017 to December 31, 2022. This calculation is based on (i) a record price of $28,711 on October 6, 2017, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $4,300,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.